June 23, 2025

Mr. Michael Pawluk and Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.
Washington, DC 20549

Re:	Elevation Series Trust – File No. 333-287352

Dear Mr. Pawluk and Ms. DiAngelo Fettig:

On May 16, 2025, Elevation Series Trust (the “Trust” or the “Registrant”) filed a registration statement/proxy statement under the Securities Act of 1933 (the “1933 Act”) on Form N-14 (the “N-14”) in connection with the planned reorganization of the Vulcan Value Partners Fund and Vulcan Value Partners Small Cap, each a series of the Financial Investors Trust, and into correspondingly named series of the Trust.

On June 4, 2025, Christina DiAngelo Fettig provided accounting-related comments on the N-14 to Daniel Moler of Thompson Hine LLP. On June 11, 2025, you provided comments pertaining to the N-14 to Daniel Moler of Thompson Hine LLP. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on their behalf.

Accounting

Comment 1. The shareholder letter states that an Acquiring Fund’s Investor Class annual operating expenses “will be lower” than the corresponding Acquired Fund’s annual operating expenses. Please use “expected to be lower” which is consistent with other references in the N-14.

Response. The requested disclosure has been added.

Comment 2. The shareholder letter only includes a comparison for Investor Class shares. Please include a comparison for both classes. Whenever comparing expenses of the Acquired Funds and Acquiring Funds, please do so on a net and gross basis.

Response. The requested revisions have been made.

Comment 3. In the second benefit listed for Acquired Fund investors, please compare expenses on gross and net basis and include both classes in the comparison.

Response. The requested disclosure has been added.

Comment 4. The first benefit listed for Acquired Fund investors states that the principal investment strategies of the Acquiring Funds are the same as the Acquired Funds; however, the second paragraph of the shareholder letter says the strategies are substantially similar. Please use consistent terminology when comparing investment objectives, principal investment strategies, and risks of the Acquired Funds and Acquiring Funds. If substantially similar, please explain what’s different.

Response. The requested revisions have been made throughout the N-14. The Registrant notes that the principal investment strategies of each Acquired Fund and its corresponding Acquiring Fund are the same; however, the principal investment strategy disclosure in the Acquiring Funds’ registration statement varies from that in the Acquired Funds’ registration statement due to the Staff’s comments on the Acquiring Funds’ 485(a) filing. Accordingly, the Registrant has added the following disclosure under the section entitled Principal Investment Objectives, Strategies, and Policies: The differences in the investment strategies of an Acquired Fund and its corresponding Acquiring Fund, as shown below, are non-material changes intended to clarify the investment strategies. The actual investment strategies are the same.

Comment 5. With respect to Expenses Relating to the Reorganizations, what is meant by “direct” expenses? Are there any indirect expenses that the Funds could incur? If so, please define and clarify.

Response. The Registrant has removed “direct” from the disclosure to clarify that the Acquired Funds will not incur any expenses in connection with the Reorganizations.

Comment 6. In the Q&A “What is this document and why did you send it to me?” the disclosure states that “…each Acquired Fund will transfer substantially all of its assets…” Please be consistent throughout the N-14 with the use of “substantially all” and “all.”

Response. The Registrant has removed “substantially” from the disclosure to make it consistent with the disclosure in the Agreement and Plan of Reorganization.

Comment 7. In the Q&A under “Will the Reorganization affect the ongoing fees and expenses I pay as a shareholder of an Acquired Fund?” please compare expenses on a gross and net basis. Also, use expenses are “expected to be” or “anticipated to be.”

Response. The requested revisions have been made.

Comment 8. In the Q&A under “Will I incur any direct or indirect fees or expenses as a result of the Reorganization(s)?” there is a statement regarding the dispositions of securities. Given these are shell mergers, is there any repositioning planned in connection with reorganizations? Please clarify.

Response. The disclosure has been revised to clarify that no repositioning is anticipated in connection with the reorganizations.

Comment 9. In the Q&A under “Who is paying expenses related to the Special Meeting and the Reorganization?” please disclose Vulcan will pay expenses whether or not reorganizations are consummated.

Response. The requested revisions have been made.

Comment 10. In the Q&A under “Why did Vulcan Value Partners LLC recommend the Reorganizations to the Board of Financial Investors Trust?” please provide additional details as to why the Reorganizations were proposed.

Response. The Registrant notes that lower fees were the primary reason Vulcan recommended the Reorganizations to the Board of Financial Investors Trust. The disclosure has been enhanced to clarify that the management fee for the Acquiring Funds will be lower, and the net expense ratio of each Acquiring Fund is expected to be lower for the Investor Class shares and remain the same for Institutional Class shares.

Comment 11. In the Combined Proxy Statement and Prospectus, please include hyperlinks for incorporating by reference.

Response. The hyperlinks have been added.

Comment 12. Please remove “the Annual Report for each Acquired Fund for the period ended April 30, 2025 will be available to shareholders in July 2025” as forward incorporation by reference is not permitted.

Response. The requested revision has been made.

Comment 13. In correspondence, please confirm the fees in the table under “SUMMARY COMPARISON OF THE FUNDS” represent current fees in accordance with Item 3 of Form N-14.

Response. The Registrant has updated the fees in the table to reflect current fees in accordance with Item 3 of Form N-1A.

Comment 14. Please also confirm in correspondence that the pro forma fee tables for the shell funds will agree to the final initial prospectus for the shell funds.

Response. The Registrant so confirms.

Comment 15. Please explain supplementally the reason for the decrease in Other Expenses.

Response. Other Expenses are expected to be lower due to reductions in expenses including but not limited to fund administration, legal fees, and trustee fees.

Comment 16. For the Acquiring Funds, please add a footnote the Other Expenses are estimated as required by Item 3 of Form N-1A.

Response. The requested footnote has been added.

Comment 17. The footnote states the expense limitation agreements will be in effective at least one year after the Acquiring Fund commences operation. Please confirm the limit will be in effect from the effective date of this registration statement.

Response. The Registrant so confirms.

Comment 18. In the expense example for the Funds, please disclose how long the expense limitation agreement is in effect for the Acquiring Fund.

Response. The requested revisions have been made.

Comment 19. In the Expense Example with respect to the Vulcan Value Partners Small Cap Fund, the Staff’s calculations for the “Acquired Fund Shares— Institutional Class” do not match those in the N-14. Please double check the calculations.

Response. The Registrant has re-calculated the expense examples for the Acquired Fund Shares— Institutional Class of Vulcan Value Partners Small Cap Fund and for the Three Years, Five Years, and Ten Years, has revised the figures to $406, $732, and $1,655, respectively.

Comment 20. Please insert calendar year to date return information as of the end of the most recent calendar quarter as required by Form N-1A.

Response. The Registrant has added calendar year-to-date return information for the quarter ended March 31, 2025 for each Fund.

Comment 21. In the subsection titled “Investment Advisory Fees,” please verify the amounts and percentages disclosed with respect to the total investment advisory fee paid. It appears the rate being disclosed may be higher than the actual rate, and it also appears there is a different advisory fee for share classes.

Response. The Registrant has revised the disclosure to accurately state the advisory fee paid to the Adviser from each Acquired Fund.

Comment 22. The disclosure under “The Plan” states that “The NAV per share amount will be determined in accordance with the valuation methodologies approved and agreed upon by the FIT and EST Boards and described in the Plan.” Are there any valuation differences between the two trusts that would cause an adjustment on the merger date? If so, those valuation differences should be disclosed and quantified and shown as an adjustment to the cap table.

Response. The Registrant confirms there are no valuation differences for the types of securities held by the Funds.

Comment 23. Please confirm whether there is any repositioning in connection with the Reorganizations.

Response. As noted in the response to Comment 8, no repositioning is anticipated in connection with the Reorganizations.

Comment 24. In the Federal Income Tax Consequences of the Reorganizations, please add disclosure referencing potential limitation on use of capital loss carry forwards and disclose the dollar amount of capital loss carry forwards that may be subject to this limitation.

Response. The requested disclosure has been added.

Comment 25. In the “EXPERTS” section, please hyperlink the annual financial statements to incorporate by reference.

Response. The hyperlink has been added.

Comment 26. A consent is required from the current and former auditor during the year the auditor changes. Please include a consent from the former auditor in the next filing.

Response. A consent from the former auditor will be included in the N-14/A filing.

Comment 27. Please clarify what “SCHEDULE E” is for in the N-14.

Response. The reference to SCHEDULE E has been removed, as it was inadvertently included in the filing.

Comment 28. In the SAI, please include hyperlinks to the information incorporated by reference. In addition, please incorporate the October 31, 2024 semi-annual financial statements by reference.

Response. The hyperlinks have been added, and the October 31, 2024 semi-annual financial statements have been incorporated by reference.

Comment 29. Please note that the Pro Forma Financial Statements are no longer required, as these were replaced by new supplemental financial disclosure requirements under Rule 6-11(d) of Regulation S-X. Please include the required disclosure under Rule 6-11(d) of Regulation S-X.

Response. The Registrant has revised that section of the SAI to include the supplemental financial information required under Rule 6-11(d) of Regulation S-X.

Disclosure Review

Comment 1. Of the multiple benefits listed to shareholders in the Dear Shareholder Letter, it appears that only one is a change from the status quo. To avoid investor confusion, please separate new benefits from continuing benefits.

Response. The disclosure has been revised to separate new benefits from continuing benefits.

Q&A

Comment 2. The third paragraph under the question “What is this document and why did you send it to me?” contains the following statement: Approval of each Acquired Fund’s shareholders is required to proceed with the Reorganizations. There is another Q&A that discusses what occurs if shareholders do not approve. Please make it clear that the Plan of Reorganization will only proceed if shareholders of each Acquired Fund approve the Plan.

Response. The disclosure has been revised to read as follows: Shareholders of each Acquired Fund must approve the Plan in order for the Reorganization to occur.

Comment 3. In the Answer to the Question “Why did Vulcan Value Partners LLC recommend the Reorganizations to the Board of Financial Investors Trust?” please elaborate on why Vulcan is looking to change trusts. In other words, what were the adviser’s reasons for proposing the reorganization to the Financial Investors Trust Board and how does it benefit shareholders?

Response. Please see the Registrant’s response to Accounting Comment 10.

Comment 4. The disclosure states the Reorganization is expected to occur on or about August 22, 2025. The Agreement and Plan of Reorganization states that the Reorganization is expected to occur on July 25. Please reconcile the dates.

Response. The Registrant confirms the August 22 date is correct. The Plan provides that “[t]he Closing shall occur on July 25, 2025 or such other date as the parties may agree in writing...” (emphasis added). The parties have agreed that August 22 is the closing date. Given the Plan has been executed, the Registrant prefers to leave the disclosure in the Plan as is.

Summary Comparison of the Funds

Comment 5. In the first footnote to the fee table, there is disclosure that “[t]he Adviser will be permitted to recapture expenses it has borne through the Expense Agreements to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the Expense Agreements or in previous letter agreements…” Please clarify whether this is referring to the Acquiring Fund.

Response. The Registrant notes that until the Reorganization is complete, the Adviser maintains the right to recoup any fees waived or expenses reimbursed under the expense limitation agreement for the Acquired Fund. After the Reorganization is complete, the Adviser will have the right to recoup any fees waived or expenses reimbursed under the expense limitation agreement for the Acquiring Fund. Therefore, the Registrant respectfully declines to specify the disclosure refers to the Acquiring Fund given that it applies to both the Acquired Fund and Acquiring Fund. The Registrant has made other clarifying revisions to the language in the footnote.

Comment 6. With respect to the same sentence referenced in Comment 5, please advise supplementally whether there are any previous letter agreements and the substance of those letter agreements.

Response. The Registrant confirms there are no previous letter agreements with different terms—the letter agreement is updated each year to reflect the new date of the agreement.

Comment 7. With respect to the last sentence of the first footnote, please clarify whether this is referring to the Acquired Fund.

Response. The Registrant has revised the disclosure to clarify that after the Reorganization is complete, the Adviser will not recoup any fees waived or expenses reimbursed under the expense limitation agreement for the Acquired Fund.

Fund Performance

Comment 8. Please confirm whether the first sentence is necessary since that performance is presented in the N-14.

Response. The Registrant has removed the disclosure.

Comment 9. For the Vulcan Value Partners Fund, please revisit whether the performance in the returns table should be for the Ten-Year Period rather than Since Inception.

Response. The fee table has been revised to show performance for the Since Inception Period for the Institutional Class and for the Ten-Year Period for the Investor Class.

Comment 10. Please review the performance for the Five-Year Period for the Vulcan Value Partners Small Cap Fund.

Response. The Registrant confirms the performance for the Five-Year Period is correct.

Principal Investment Objectives, Strategies, and Policies

Comment 11. Please ensure the disclosure represent any changes made in response to SEC Comments on the Post-Effective Amendment filing in Elevation Series Trust.

Response. The Registrant undertakes to ensure such disclosure reflects any changes made in response to SEC Comments on the Post-Effective Amendment filing.

Management

Comment 12. In the subsection Investment Advisers, please use “Vulcan” at the start of the second sentence for consistency.

Response. The requested revision has been made.

Comment 13. Assuming all portfolio managers for the Acquired Funds will be serving as Portfolio Managers for the Acquiring Funds, please include a statement to that effect.

Response. The Registrant notes that the disclosure was included in the bottom of this subsection and has moved it towards the top for greater prominence.

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If you have any questions, please contact the undersigned at (513) 352-6611.

Sincerely,

/s/ Daniel R. Moler

Daniel R. Moler